OMV Aktiengesellschaft

OMV Investor News

OMV Market Leadership in the Czech Republic: Acquisition of Aral Filling Station network

October 6, 2005
7.30am (UK time) – 8.30am (CET)

- **Increase in Czech Republic from 146 to 216 service stations**
- **OMV further strengthens its undisputed No. 1 position in Central Europe**
- **More convenience for customers – 140 VIVA shops in the future**

OMV, Central Europe's leading oil and gas group, signed an agreement with BP on October 5, 2005 to acquire 70 high-quality Aral service stations in the Czech Republic. OMV takes over the fourth biggest filling station network in the country and thus moves to No. 1 in the Czech filling station market. OMV Deputy CEO Gerhard Roiss said, "By acquiring these Aral service stations we are taking advantage of a crucial growth opportunity in the Czech Republic. We take over a high quality network with excellent efficiency. It will enable us to firmly position the OMV brand. We have been successfully active in the Czech Republic since 1991, and it will continue to be a key market for OMV. The demand for petroleum products is set to increase as the Czech economy and people's individual mobility continues to grow." The terms of the transaction remain confidential. The transaction is subject to approval from the relevant competition authorities.

Steady Growth in Central and Eastern Europe
The purchase of the Aral stations raises the number of OMV filling stations in the Czech Republic from 146 to 216. OMV now owns 35 filling stations located on motorways and highways, and 38 in the city of Prague and the surrounding areas.

In the filling stations business, convenience stores will be key to future expansion. Consequently, all new OMV filling stations will be equipped with VIVA shops. In the future, OMV will run 140 VIVA shops in the Czech Republic. With VIVA, OMV presents a clear international convenience strategy, offering a wide range of products, snacks, drinks and products to satisfy the daily needs of mobile customers.

Move & More. OMV

OMV expands in a growing market

Demand for petroleum products in the Czech Republic is predicted to increase. In 2004, consumption of petroleum products was about 8.2 mn tons, and annual growth is expected to be about 1.5% over the next few years. The retail fuel market amounted to 3.4 million tons in 2004, with further growth predicted. The number of passenger vehicles per 1,000 inhabitants rose from 228 in 1990 to 373 in 2004. In comparison, the number of passenger vehicles in Austria amounts to 507, in Western Europe it is at 496. This shows the potential of the Czech market for oil products.

The acquisition adds new marketing volume to an important OMV market. It thereby also strengthens the regional position of OMV's Schwechat refinery, which directly supplies the Czech market, including Prague, the country's economic hub. As in its other core markets, OMV's strategy in the Czech Republic is to achieve a 20% market share.

OMV has been represented in the Czech Republic by its wholly owned subsidiary Česká republika, s.r.o. since 1991. The turnover in 2004 for the retail and commercial business amounted to EUR 747 mn. The turnover of the acquired network of Aral amounted to CZK 8.2 bn (approx. EUR 258 mn) in 2004.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of about EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005